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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-23111

                           NOTIFICATION OF LATE FILING


(Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-QSB
[_] Form N-SAR
 For Period Ended: March 31, 2004

[_]  Transition Report on Form 10-K

[_]  Transition Report on Form 20-F

[_]  Transition Report on Form 11-K

[_]  Transition Report on Form 10-Q

[_]  Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION

                  Full name of registrant: HOME DIRECTOR, INC.
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                           Former name if applicable:
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           Address of principal executive office (street and number):

                            2525 Collier Canyon Road
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                            City, state and zip code:

                           Livermore, California 94551
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         An extension of time to prepare and submit Registrant's Report on Form 10-QSB is being requested because the Registrant was unable to complete the financial statements for its fiscal quarter ended March 31, 2004 prior to the close of business on May 17, 2004. Accordingly, the Registrant could not timely prepare and file the Form 10-QSB without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                    Daryl Stemm        (925) 373-0785
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                      (Name)           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Registrant's revenues during the first quarter of 2004 (approximately $2.0 million) will be substantially lower than the corresponding period in the previous fiscal year (approximately $2.5 million) and the Registrant's net loss in the first fiscal quarter of 2004 (greater than $1.25 million) will be substantially higher than the corresponding period in the previous fiscal year (approximately $500,000).


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                               HOME DIRECTOR, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May  17, 2004                                    By: /s/ Daryl Stemm
                                                            --------------------
                                                            Daryl Stemm
                                                            Secretary and Chief
                                                            Financial Officer